EXHIBIT 99.1

TRX Gold Announces Passing of Founder and Chairman James E. Sinclair

TORONTO, Oct. 09, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is deeply saddened to announce the passing of its founder and Chairman James E. Sinclair on October 6, 2023, at the age 82. James passed away peacefully at home in Connecticut, U.S.A.

James founded TRX Gold and acted as Chairman and Director since 2000. His belief in Tanzania as a gold-rich landscape, in the ability and talent of the region’s people, and the openness of Tanzanian government to foreign investors, formed the basis for his perseverance in unlocking the Buckreef Gold Project’s potential. Until his final moments, James acted as a supporter, mentor and point of reference.

“This is a great loss and moment of sadness for all of us at TRX Gold and the Buckreef Gold Project. On behalf of the Company and its Board of Directors, we wish to offer Mr. Sinclair's family our sincerest condolences. James was always positive and forward-looking and was excited by the trajectory of the Company. He was a tenacious, hard driving individual who challenged everyone around him to move forward and be better. We will continue to build on our current successes and his substantial legacy,” explains Stephen Mullowney, TRX Gold Chief Executive Officer.

To those outside of the Company, James was perhaps best known as “Mr. Gold”, being a true believer in the value of gold and its ability to generate and preserve wealth. He is remembered for boldly and accurately predicting that the price of gold would rise from $150 per troy ounce to $900 per troy ounce, between 1977 and 1980. He led a successful career as a precious metals specialist, market maker, and commodities and foreign currency trader. He was the original founder and explorer of the Bulyanhulu mine through Sutton Resources, which is one of the most productive gold mines in Tanzania to this day. He was a notable author and commentator on topics such as precious metals, trading strategies, geopolitical events and global markets. Incredibly, through the ups and downs of the financial markets, his audience has remained faithful over the last two decades and more.

His memory lives on with more than 500 TRX Gold and Buckreef Gold employees and contractors on two continents, as well as the countless individuals he touched through his work around the world.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:
Investors Relations
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/cf7952dc-28c8-491b-a809-15a2dd0761d6